UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

EXACT Sciences Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30063P105

(CUSIP Number)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

January 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 30063P105		Page 2 of 6 Pages

1.	Names of Reporting Persons Genzyme Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 3,000,000 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person CO

Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value per share (the “Common Shares”), of EXACT Sciences Corporation (the “Issuer”), a Delaware corporation.  The principal executive offices of the Issuer are located at 100 Campus Drive, Marlborough, Massachusetts 01752.

Item 2.	Identity and Background

Genzyme Corporation (“Genzyme”), a Massachusetts corporation, is a publicly-held, global biotechnology company focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic and predictive testing.  Genzyme’s principal place of business and principal office is located at 500 Kendall Street, Cambridge, Massachusetts 02142.

To the best of Genzyme’s knowledge as of the date hereof, set forth in Schedule 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme:

(1)                                  name;

(2)                                  business address;

(3)                                  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)                                  citizenship.

During the last five years, neither Genzyme nor, to the best of Genzyme’s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 27, 2009 (the “Effective Date”), Genzyme and the Issuer entered into a Common Stock Subscription Agreement (the “Stock Subscription Agreement”) pursuant to which the Issuer issued and sold to Genzyme 3,000,000 Common Shares for an aggregate purchase price of $6,000,000.  The source of the funds for the purchase of the shares (the “Purchase”) was the working capital of Genzyme.

As an inducement to enter into the Stock Subscription Agreement, and in consideration thereof, Genzyme and the Issuer entered into a Collaboration, License and Purchase Agreement (the “CLP Agreement”), dated as of the Effective Date.  Pursuant to the terms and conditions of the CLP Agreement, the Issuer, among other things, assigned to Genzyme its intellectual property applicable to the fields of reproductive and prenatal health and granted Genzyme licenses to all of the Issuer’s remaining intellectual property in the fields outside of colorectal cancer detection and stool-based disease detection.  Under the CLP Agreement, Genzyme granted the Issuer a license to the transferred intellectual property for stool-based detection of any disease and colorectal cancer detection.  The parties also granted to each other licenses to both (a) improvements made by either party in the transferred intellectual property and (b) intellectual property jointly developed through collaboration, each in the fields of colorectal cancer detection and

Page 4 of 6 Pages

stool-based disease detection (in the case of the Issuer as licensee) and all other fields (in the case of Genzyme as licensee).  Under the CLP Agreement, the Issuer granted to Genzyme an option to obtain a license to certain technology that the Issuer may develop or acquire that has applicability in the field of reproductive and prenatal health.  Finally, under the CLP Agreement, Genzyme and the Issuer will establish a joint advisory committee to assist both parties in the achievement of product development and regulatory goals.

As an inducement to enter into the CLP Agreement, on the Effective Date (a) the Issuer assigned to Genzyme its rights under the License Agreement between the Issuer and The Johns Hopkins University, dated as March 25, 2003, as amended (the “JHU Amendment”), and (b) the Issuer and Genzyme entered into an Amended and Restated License Agreement, which relates to, among other things, a license by Genzyme to the Issuer to use technology related to certain genes, specifically APC and p53 (the “Restated License”).

A copy of the Stock Subscription Agreement is attached as Exhibit 1 to this Schedule 13D.  References to, and descriptions of, the Stock Subscription Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copy of the Stock Subscription Agreement included as Exhibit 1 to this Schedule 13D and which is incorporated herein in its entirety by this reference.  The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

The information set forth and/or incorporated by reference in Item 3 is hereby incorporated by reference into this Item 4.  The purpose of the Purchase described in Item 3 is for investment purposes and the Purchase was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.  The purpose of entering into the CLP Agreement was to acquire certain intellectual property from the Issuer and was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.  However, based on the transfer of certain intellectual property assets from the Issuer to Genzyme under the CLP Agreement, a material amount of assets of the Issuer could be deemed to be transferred to Genzyme.

Except to the extent the foregoing may be deemed a plan or proposal, Genzyme has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Genzyme may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) —

(c)  The information contained in Items 3, 4 and 6 is hereby incorporated herein by reference.  The following disclosure assumes that there were 27,247,381 Common Shares issued and outstanding prior to the Effective Date, based on representations made in the Stock Subscription Agreement by the Issuer to Genzyme.

As of the Effective Date and taking into account the transactions described in Item 3, Genzyme beneficially owns and has sole power to vote and sole power of disposition over 3,000,000 Common Shares of the Issuer, representing approximately 9.9% of the Common Shares issued and outstanding as of the Effective Date.  As of the Effective Date, Senator Connie Mack III beneficially owns and has sole power to vote and sole power of disposition over 190,681(1)

(1) Represents the number of shares owned by Senator Mack and the number of shares issuable to Senator Mack pursuant to options or warrants that may be exercised within 60 days after the Effective Date based on the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 25, 2008 and Senator Mack’s subsequent filings under Section 16 of the Exchange Act.

Page 5 of 6 Pages

Common Shares of the Issuer, representing approximately .6% of the Common Shares issued and outstanding as of the Effective Date.

The persons listed on Schedule 1 hereto, as the directors and executive officers of Genzyme, may be deemed to share voting and dispositive power with respect to 3,000,000 Common Shares currently held by Genzyme, representing approximately 9.9% of the Common Shares outstanding.  The persons listed on Schedule 1 hereto, however, disclaim beneficial ownership of such Common Shares, and this statement shall not be construed as an admission that any person listed on Schedule 1 hereto is the beneficial owner for any purpose of the Common Shares covered by this Schedule 13D disclosure.

(d)

To the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule 1 hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by Genzyme.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2 through 5 is hereby incorporated by reference into this Item 6.

As described in Item 3, on January 27, 2009, Genzyme entered into the Stock Subscription Agreement, the CLP Agreement, the Restated License and the JHU Amendment, each with the Issuer.  The Stock Subscription Agreement contains customary representations and warranties, and certain rights of Genzyme with respect to registration of the Issuer’s securities.  Under the Stock Subscription Agreement, until December 31, 2010, Genzyme also has the right to purchase an amount equal to its pro rata share of any sale, in a transaction not involving a public offering, of any of (i) the Issuer’s Common Shares, (ii) any other equity securities of the Issuer, (iii) any debt securities which by their terms are convertible into or exchangeable for any equity security of the Issuer, (iv) any securities of the Issuer that are a combination of debt and equity, or (v) any options, warrants or other rights to subscribe for, purchase or otherwise acquire any such equity security or any such debt security of the Issuer (the “Offered Securities”), except for certain issuances of securities identified in the Stock Subscription Agreement.  Genzyme has the right to purchase that portion of the Offered Securities as the number of Common Shares held by Genzyme bears to the number of Common Shares outstanding as of the date of the offer delivered to Genzyme, at a price and on such other terms that are no less favorable than those offered to the other purchasers of the Offered Securities.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
1	Common Stock Subscription Agreement, by and between Genzyme Corporation and EXACT Sciences Corporation, dated January 27, 2009.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 6, 2009

GENZYME CORPORATION

	By:	/s/ Peter Wirth
	Name:	Peter Wirth
	Title:	Executive Vice President, Legal & Corporate Development

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation

Douglas A. Berthiaume
Chairman, President and Chief Executive Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts  01757

Gail Koziara Boudreaux
Executive Vice President

UnitedHealth Group
9900 Bren Road E

MN008-T030

Minnetonka, MN  55343

Robert J. Carpenter
Chairman
Hydra Biosciences, Inc.
790 Memorial Drive
Cambridge, MA  02139

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
Room 56-469B
77 Massachusetts Avenue
Cambridge, Massachusetts 02139

Victor J. Dzau
Chancellor for Health Affairs and President and Chief Executive Officer
Duke University Health System
106 Davidson Building
Durham, North Carolina 27710

Connie Mack III
Senior Policy Advisor and Co-Chairman of the Government Relations Practice Group
King & Spalding LLP
1700 Pennsylvania Avenue, NW, Suite 200
Washington, DC 20006

Richard F. Syron
Former Chairman and Chief Executive Officer
Federal Home Loan Mortgage Corporation
c/o Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

Executive Officers

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer

Mark R. Bamforth

Senior Vice President, Corporate Operations and Pharmaceuticals

Earl M. Collier, Jr.
Executive Vice President

Zoltan A. Csimma
Chief Human Resources Officer; Senior Vice President

Thomas J. DesRosier

Senior Vice President; General Counsel; Chief Legal Officer

James A. Geraghty

Senior Vice President

David P. Meeker, M.D.

Executive Vice President, Therapeutics, Biosurgery & Transplant

Richard A. Moscicki, M.D.
Chief Medical Officer; Senior Vice President, Biomedical & Regulatory Affairs

Alan E. Smith, Ph.D.
Chief Scientific Officer; Senior Vice President, Research

Sandford D. Smith
Executive Vice President; President, International Group

Peter Wirth
Executive Vice President, Legal and Corporate Development; Secretary

Michael S. Wyzga
Chief Financial Officer; Executive Vice President, Finance